#1920 - 1188 West Georgia Street Vancouver, BC, V6E 4A2 www.doratoresources.com Telephone: 604-408-7488 Facsimile: 604-408-7499

NEWS RELEASE

NR10-13

July 7, 2010

Dorato Signs Option Agreement for Cangaza Property in

Cordillera del Condor District, NW Peru

Vancouver, British Columbia - Dorato Resources Inc. (“Dorato” or the “Company”) (TSX-V: DRI, OTCQX: DRIFF, Frankfurt: D05) is pleased to announce that it has signed an option agreement (the “Option Agreement”) to acquire an additional land package in the Cordillera del Condor District of northwest Peru. The Cangaza property consists of 14 concessions comprising an aggregate of 10,427 hectares. Under the terms of the Option Agreement, the Company can earn a 100% interest in the property.

In accordance with TSX Venture Exchange Policies, this option agreement qualifies as an Expedited Transaction and is subject to exchange approval.

Property Details

The property is located on the Cangaza River that is historically known for significant amounts of alluvial gold.  According to records, alluvial gold was originally discovered in 1567, with alluvial mining beginning the same year and continuing until 1653.  With the subsequent death of the owner, the gold occurrence was apparently forgotten until another explorer ‘re-discovered’ the occurrence in 1976.

Since then, a number of studies have been undertaken and Dorato geologists have reviewed numerous technical reports written on the area through the 1980’s and 90’s.  As the area has never been systematically explored, airborne geophysical surveys are planned as a first pass prospecting tool.

The exploration model centres on locating the hard-rock source of alluvial gold.  The source is assumed to be proximal, due to the exceedingly coarse nature of the alluvial gold observed in panned concentrates.

Terms of the Agreement

There was no finder’s fee paid by the Company in connection with the Option Agreement.  The option will only be exercised following issuance of a Supreme Decree from the Peruvian Government.

The material terms of the agreement include cumulative cash payments of $150,000 USD over a period of 12 months and issuance of 1,050,000 Dorato shares over a period of 18 months.  Material terms, in detail, are as follows:

	Cash Payments	Dorato Shares
Within 10-days of TSX-V approval	$30,000	200,000
3 months after TSX-V approval	$40,000
4 months after TSX-V approval		200,000
9 months after TSX-V approval	$40,000	200,000
12 months after TSX-V approval	$40,000
14 months after TSX-V approval		200,000
18 months after TSX-V approval		250,000
	$150,000	1,050,000

“This option agreement further solidifies Dorato’s leading land position in the Cordillera del Condor District,” stated Keith Henderson, Dorato’s President and CEO. “Dorato now has future mineral rights over an aggregate 1,050 square kilometres of highly prospective ground that has never seen modern exploration until the recent programs that have been undertaken by Minera Afrodita.”

Cordillera del Condor Background

The Cordillera del Condor District has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Incan times.  On the Ecuador side of the border, historical small-scale but high-grade, gold production is reported to have exceeded 100,000 ozs. per year.

Modern exploration on the Ecuadorian side of the border has recently resulted in the discovery of multiple world-class gold and base metal-bearing deposits, such as Kinross Gold Corp’s Fruta del Norte Gold deposit (inferred resources of 13.6 million contained ounces gold at 7.23 g/t gold), Corriente Resources Inc.’s Mirador Copper-Gold porphyry deposit (measured & indicated resources of 438 million tonnes at 0.61% copper, 0.19 g/t gold, and inferred resources of 235 million tonnes at 0.52% copper, 0.17 g/t gold) and the Mirador Norte Copper-Gold porphyry deposit (171 million indicated tonnes at 0.51% copper, 0.09 g/t gold plus 46 million inferred tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc’s Jerusalem Gold deposit in the Chinapintza district (measured & indicated resources of  0.58 million ounces gold at 12.4 g/t gold plus an inferred resource of  0.71 million ounces at 11.5 g/t gold).  The technical information with respect to the above deposits was obtained through the respective company’s public disclosure documents available on SEDAR.

About Dorato Resources Inc.

Dorato Resources Inc. is mineral exploration company focused on the highly prospective Cordillera del Condor Gold District in northern Peru and adjacent to the border with Ecuador – one of the most important gold-bearing districts in the region since pre-Incan times.  Dorato, through a series of option agreements, has the right to wholly acquire an extensive land package of approximately 1,050-square-kilometres – providing the Company a highly strategic position in this emergent gold district.  Dorato is well funded and possesses experienced management with a proven track record.

On behalf of the board of directors of

DORATO RESOURCES INC.

(signed) “Keith J. Henderson”
President and CEO

For further information please contact:

Steve Stakiw, Manager – Corporate Communications

Michael Pound, Manager – Investor Relations

Email: info@doratoresources.com

Phone: 604-638-5817/ Fax: (604) 408-7499

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of the British Columbia Securities Act and the Alberta Securities Act. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking information. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking information. Statements in this press release regarding Dorato’s business or proposed business, which are not historical facts are forward-looking information that involve risks and uncertainties, such as estimates and statements that describe Dorato’s future plans, objectives or goals, including words to the effect that Dorato or management expects a stated condition or result to occur. These forward-looking statements include, but are not limited to, statements related to: the terms of the Option Agreement, TSX Venture Exchange approval, the issuance of a Supreme Decree by the Peruvian Government and the prospectivity of the property. Since forward-looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Factors related to such risks and uncertainties, and underlying estimates and assumptions include, among others, the following: the ability of Dorato to advance development of its properties; price volatility of gold and other metals; impact of any hedging activities, between actual and estimated resources, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of mineral exploration; defective title to mineral claims or property, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological or operational difficulties or inability to obtain permits encountered in connection with exploration activities; and labour relations matters. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties. The foregoing commentary is based on the beliefs, expectations and opinions of management on the date the statements are made. The Company disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.